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                                November 12, 2004



VIA EDGAR

Larry Greene, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0505

           RE:  Excelsior Directional Hedge Fund of Funds, LLC
                Tender Offer Statement on Schedule TO (File No. 005-62151)
                ----------------------------------------------------------

Dear Mr. Greene:

           On behalf of Excelsior Directional Hedge Fund of Funds, LLC ("Fund"), we are responding to your comments to the Fund's Tender Offer Statement on Schedule TO, filed on November 2, 2004 ("Schedule TO"), as discussed in a telephone conversation on November 9, 2004 with Natasha Kassian of this office. On behalf of the Fund, please find our responses to your comments below:

           1. The use of capital letters on page B-2 of the Schedule TO;

           2. The statement in various sections of the Schedule TO that payment may be made in cash and/or marketable securities; and

           3. The provision in Section 7 of the offer (Certain Conditions of the Offer) that the Fund may cancel or amend the offer, or postpone the acceptance of tenders made pursuant to the offer if there is, in the judgment of the Board of Managers, any "commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund".

           RESPONSES

           1.   COMPLIANCE WITH PLAIN ENGLISH DISCLOSURES

           With respect to the use of all capital letters in the text on page B-2 of the Schedule TO, the Fund will henceforth present this text in an alternate text format rather than in all capital

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November 12, 2004
Page 2


letters, consistent with the requirements set forth in Securities Act Release No. 7497 (Jan. 28, 1998) ("Plain English Disclosures").

           2.   CASH AND/OR MARKETABLE SECURITIES

                Various sections of the Schedule TO state that payment for the tendered interests may be made in cash and/or marketable securities. You noted that Rule 13e-4(f)(10)(i) requires that "[s]ecurity holders [be] afforded equal right to elect among each of the types of consideration offered...." Although the Fund does not intend to make payment, either in whole or in part, using marketable securities, in such event, the Fund would make such payment on a pro rata basis so that each member would receive the same type of consideration.

           3.   CONDITIONS OF FUND

                In future filings, the Fund intends to revise the provision in
Section 7 of the offer (Certain Conditions of the Offer) to state that the Fund may cancel or amend the offer, or postpone the acceptance of tenders made pursuant to the offer if there is, in the judgment of the Board of Managers, any "commencement of war, SIGNIFICANT CHANGE IN armed hostilities or other international or national calamity directly or indirectly involving the United States SINCE THE COMMENCEMENT OF THE OFFER that is material to the Fund" (emphasis added to show revised language).

           In addition to the foregoing, the Fund acknowledges that:

           o The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

           o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

           o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           The Fund believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call Natasha Kassian at (212) 756-2101 or me at (212) 756-2391. Thank you for your assistance regarding this matter.

                                 Very truly yours,

                                 /s/ Amy E. Shapiro

                                 Amy E. Shapiro